Skadden, Arps, Slate, Meagher & Flom llp

FOUR TIMES SQUARE NEW YORK 10036-6522 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com August 10, 2016
FIRM/AFFILIATE OFFICES
-----------
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
PALO ALTO
WASHINGTON, D.C.
WILMINGTON
-----------
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO

VIA EDGAR SUBMISSION

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Valeant Pharmaceuticals International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed April 29, 2016

Form 10-Q for the Quarterly Period Ended March 31, 2016
Filed June 7, 2016

Form 8-K dated June 7, 2016
Furnished June 7, 2016

Form 8-K dated April 29, 2016
Furnished April 29, 2016

File No. 001-14956

Dear Mr. Rosenberg:

On behalf of Valeant Pharmaceuticals International, Inc. (“Valeant” or the “Company”), set forth below are the Company's responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated July 13, 2016 (the “Comment Letter”) relating to (i) the Form 10-K for the fiscal year ended December 31, 2015 filed by Valeant on April 29, 2016, (ii) the Form 10-Q for the quarterly period ended March 31, 2016 filed by Valeant on June 7, 2016, (iii) the Form 8-K furnished by Valeant on June 7, 2016, and (iv) the Form 8-K furnished by Valeant on April 29, 2016. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.  The information set forth below has been provided to us by the Company.  Page number references relate to the page in the specified Company document on the SEC website.

Form 10-K for the Fiscal Year Ended December 31, 2015
General

1.	You state on page 4 that you sell branded generic pharmaceutical products, branded pharmaceuticals, over-the-counter products and medical devices in the Middle East, a

Mr. Jim B. Rosenberg
Securities and Exchange Commission
August 10, 2016

region that includes Syria. We note on your website a press release dated October 9, 2014, announcing that you acquired MedPharma Pharmaceutical & Chemical Industries. We are aware of publicly available information indicating that MedPharma operates in Sudan. Syria and Sudan are countries designated by the U.S. Department of State as state sponsors of terrorism and subject to U.S. economic sanctions and export controls. You do not include disclosure about contacts with Syria or Sudan. Please describe to us the nature and extent of any past, current and anticipated contacts with Syria and Sudan, whether through direct or indirect arrangements. You should describe any products or services you have provided into Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts you have had with the governments of those countries or entities they control.

We respectfully acknowledge the Staff’s comment.  The Company requested that we inform you that it complies with U.S. economic sanctions laws and export regulations applicable to its commercial activities, including those relating to Syria and Sudan. As further described below, the Company has had minimal sales of certain of its products into Syria and Sudan, all of which were conducted in accordance with U.S. and other applicable laws, including (where required) appropriate licenses issued by the applicable U.S. regulatory authorities. Sales into Syria were less than $100,000 and into Sudan were less than $500,000, in each case for the year ended December 31, 2015.  To the best of the Company's knowledge after due inquiry, neither the Company nor any of its subsidiaries has any agreements, commercial arrangements or contacts with the government of Syria or Sudan or with any entities known to be controlled by the government of Syria or Sudan.

Sudan: In 2015 and 2016, the Company (through its subsidiary, MedPharma Pharmaceutical & Chemical Industries LLC) had limited sales of certain of its pharmaceutical products (including certain dermatological products) to a third party distributor in Sudan. The Company believes that all such sales were made pursuant to appropriate licenses issued by the U.S. Department of the Treasury, Office of Foreign Assets Control (OFAC).

Syria: In 2013, 2014, 2015 and 2016, the Company (through its subsidiaries, Bausch + Lomb OPS B.V. and Technolas Perfect Vision GmbH) had limited sales of certain of its ophthalmic surgical products to a third party distributor in Syria. The Company believes that such sales either (i) were made pursuant to a license issued by the U.S. Department of Commerce, Bureau of Industry and Security (BIS), or (ii) did not require a BIS license for export to Syria due to the origin of such products (or the origin of such products’ components).

The Company requested that we  inform you that any future dealings with these countries will also be conducted in accordance with U.S. and other applicable laws, including, where required, appropriate licenses issued by OFAC, BIS or other applicable U.S. regulatory authorities. Although the Company currently does not believe that the nature of the products and sales described above constitute a material risk to the Company or investors, it will continue to monitor its activities relating to Sudan and Syria and will include appropriate disclosure in its SEC filings if it later concludes that such disclosure is required.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
August 10, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations U.S. Healthcare Reform, page 43

2.
In addition to your disclosure in the last paragraph of this section that legislative action may lead to price controls, you disclose in risk factors on page 14 that your prices are under scrutiny and on page 20 that you may reduce some prices. On pages 43 and 47 of your March 31, 2016 Form 10-Q you announce the formation of a new Patient Access and Pricing Committee that has already established enhanced rebate programs for two of your products. Where a trend, demand, commitment, event or uncertainty is known, management must make two assessments. Refer to Section III. B of MD&A interpretive release 33-6835. Please provide us your analysis of these assessments supporting your conclusion that disclosure of the expected effects on future financial condition and results of operations regarding the uncertainty of maintaining current revenue levels is not necessary.

We respectfully acknowledge the Staff’s comment.  The Company, in its preparation of the December 31, 2015 Form 10-K and the March 31, 2016 Form 10-Q, did consider the effect of the implemented and potential price actions on its revenue trends to determine the extent of forward-looking disclosure required in the MD&A.  Specifically, the Company’s analysis of the two assessments pursuant to the requirements under Section III. B of MD&A interpretive release 33-6835 is summarized as follows:

Assessment for purposes of the 2015 Form 10-K

Implemented or potential price actions considered:
•	No implemented price actions as of the date of filing of the Company’s 2015 Form 10-K
•	Potential price actions include:
(a)
Anticipated price reduction or other anticipated pricing actions (such as discounts or rebates) on the Company’s Isuprel® and Nitropress® products as a result of a number of factors, including input from various constituencies of the Company (including group purchasing organizations, insurance companies, hospitals, physicians and patients) and consideration of issues raised during Congressional inquiries;

(b)
Anticipated price reduction of certain branded prescription-based dermatological and ophthalmologic products that would be sold through the fulfillment programs with Walgreens by, on average, approximately 10 percent;

(c)	Potential price controls resulting from legislative action; and
(d)	The Company’s intentions with respect to the cessation of or limitation on pricing increases for certain products.

Analysis of the two assessments:

Assessments	Analysis
(1) Is the known trend, demand, commitment, event or	Management concluded Assessment (2) was required for each of the potential price actions in

Mr. Jim B. Rosenberg
Securities and Exchange Commission
August 10, 2016

uncertainty likely to come to fruition? If management determines that it is not reasonably likely to occur, no disclosure is required.
items (a), (b) and (d) above, as they were reasonably likely to occur.  With respect to the potential price action described in (c) above, the Company was unable to determine whether or not new legislation was reasonably likely to occur.

(2) If management cannot make that determination, it must evaluate objectively the consequences of the known trend, demand, commitment, event or uncertainty, on the assumption that it will come to fruition. Disclosure is then required unless management determines that a material effect on the registrant's financial condition or results of operations is not reasonably likely to occur.

Management evaluated each of the potential price actions and concluded as follows:

(a)   Potential price reductions on Isuprel® and Nitropress®
– Management did not anticipate the potential effect from the price reductions on Isuprel® and Nitropress® to be material to the overall revenue trend as both products are near the end of their patent exclusivity (for which the Company disclosed the anticipated timing of the potential generic competition for these two products under “Competition” within Item 5 of the 2015 Form 10-K).  Total sales of Isuprel® were approximately $224 million and of Nitropress® were approximately $219 million for the year ended December 31, 2015, each representing approximately 2% of total revenues for that period. Accordingly, the Company concluded that disclosure of a trend or uncertainty was not necessary.

(b)   Price reduction on certain dermatological and ophthalmologic products
– Management did not anticipate the potential price reduction would have a material impact on the Company’s overall revenue trend as management anticipated that the impact of the price reduction would be offset by the impact of the increased volume (which is disclosed in the Selected Financial Information within the MD&A of the 2015 Form 10-K).  In addition, the relationship with Walgreens began in January 2016, and net sales recognized through Walgreens represented approximately 3% of the Company’s total consolidated revenue for each of the second quarter and first half of 2016.  Accordingly, the Company concluded that disclosure of a trend or uncertainty was not necessary.

(c)   Potential price controls resulting from legislative actions
– Given this factor was not under management’s

Mr. Jim B. Rosenberg
Securities and Exchange Commission
August 10, 2016

control, the Company did not have a basis to evaluate the impact that such actions would have on its overall revenue trend.  Accordingly, no disclosure of a trend was deemed necessary.  Please note that the Company did refer to the potential impact of legislative actions in the Forward Looking Statements legend (see pages iv – vi), as well as the Risk Factors (see pages 14-15 and 30), in the Company's Form 10-K for the year ended December 31, 2015.

(d)   Intentions with respect to ceasing or limiting price increases on certain products.

The Company expected that any potential pricing action (other than those imposed by legislative actions) would be made strategically based on, among other things, a price-volume assessment.  Management did not anticipate, at the time of the filing of the 2015 Form 10-K, that any potential pricing action would have a material impact on the Company’s overall revenue trend.  Accordingly, the Company concluded that disclosure of a trend or uncertainty was not necessary.

Assessment for purposes of the March 31, 2016 Form 10-Q

Implemented or potential price actions considered:
•	Implemented price actions as of the date of filing of the Company’s March 31, 2016 Form 10-Q
(a)	Enhanced rebate program on the Company’s Isuprel® and Nitropress® products implemented in May 2016 and confirmation of no future price increases for these two products.
•	Potential price actions include:

Mr. Jim B. Rosenberg
Securities and Exchange Commission
August 10, 2016

(b)
Anticipated price reduction of certain branded prescription-based dermatological and ophthalmologic products that would be sold through the fulfillment programs with Walgreens by, on average, approximately 10 percent;

(c)	Potential price controls resulting from legislative action; and
(d)
The Company’s intentions with respect to the cessation of or limitation on pricing increases for certain products, as well as the Company's formation of a new Patient Access and Pricing Committee in May 2016.

Analysis of the two assessments:

Assessments	Analysis
(1) Is the known trend, demand, commitment, event or uncertainty likely to come to fruition? If management determines that it is not reasonably likely to occur, no disclosure is required.
Management concluded Assessment (2) was required for each of the implemented and potential price actions listed in items (a), (b) and (d) above, as they were reasonably likely to occur.  With respect to the potential price action described in (c) above, the Company was unable to determine whether or not new legislation was reasonably likely to occur.

(2) If management cannot make that determination, it must evaluate objectively the consequences of the known trend, demand, commitment, event or uncertainty, on the assumption that it will come to fruition. Disclosure is then required unless management determines that a material effect on the registrant's financial condition or results of operations is not reasonably likely to occur.

Management’s evaluation for the potential price actions in items (a), (b) and (d) is consistent with that conducted for purposes for the 2015 Form 10-K and concluded no disclosure on a quantitative basis of any trend was necessary.  Please note that the MD&A of the Form 10-Q for the three months ended March 31, 2016 did contain disclosure that a new Patient Access and Pricing Committee was formed in 2016 and would be responsible for pricing of the Company's drugs.  The disclosure also noted that an enhanced rebate program relating to the pricing of Nitropress® and Isuprel® products for hospitals was implemented pursuant to a recommendation of the Patient Access and Pricing Committee and that the Patient Access and Pricing Committee confirmed that there would be no further price increases for these two products or reductions to the discount levels in the rebate program.  Further, the Company anticipated that such committee would implement or recommend additional price changes and/or new programs to enhance patient access to the Company's drugs, and that such pricing changes and programs could affect the averaged realized prices for the Company's products and may have a significant impact on revenue trends (see pages 47-48 of the Form 10-Q for the three months ended March 31, 2016).

With respect to the enhanced rebate program for

Mr. Jim B. Rosenberg
Securities and Exchange Commission
August 10, 2016

Isuprel® and Nitropress® and cessation of future price increases for these two products, management estimated the effect of the enhanced rebate program and the cessation of price increases, including consideration of the timing of generic entry, and concluded that it did not anticipate the lower realized price would have a material impact on the Company’s overall revenue trend. Accordingly, the Company concluded that disclosure of a trend or uncertainty was not necessary.

Critical Accounting Policies and Estimates
Goodwill, page 70

3.
Please tell us how you factored your potential product price decreases in your assessment that hypothetical 15% decreases in the fair values of each of your reporting units would not have triggered additional impairment testing during the fourth quarter of 2015 or as of March 31, 2016 as disclosed on page 24 of your March 31, 2016 Form 10-Q. In addition, please tell us how you considered these potential product price decreases in your impairment analyses for individual product-related intangible assets.

We respectfully acknowledge the Staff’s comment.  In conducting the Company’s annual goodwill impairment testing during the fourth quarter of 2015 and interim goodwill impairment testing as of March 31, 2016, management had considered known or anticipated price reductions in estimating the fair value of each reporting unit. The implemented or potential price decreases disclosed in the Company’s Form 10-K for the year ended December 31, 2015 and Form 10-Q for the three months ended March 31, 2016 primarily relate to a portfolio of products that are part of the U.S. Reporting Unit.  As part of the goodwill impairment test for the U.S. Reporting Unit, forecasted revenue for the impacted products was determined taking into consideration, among various other factors, known product price decreases. In addition, for the impact of any future uncertainties, which would include potential future price decreases, management incorporated the potential impact by applying a higher discount rate to discount the cash flows of each reporting unit in determining the fair value.  Because fair value estimates involve significant judgment, management, as a measure of conservatism, also applied a hypothetical 15% decrease in the fair value of each of the reporting unit to capture any unanticipated factors that could negatively affect the reporting unit’s fair value.  As disclosed in the Company’s 2015 Form 10-K and March 31, 2016 Form 10-Q, the hypothetical 15% decrease did not trigger additional impairment testing.

In respect of impairment testing for the product-related intangible assets, an impairment analysis was completed for each intangible asset to which potential price decreases may apply. The impairment analysis compared the sum of undiscounted cash flows for each product to its net book value pursuant to ASC 350-30, General Intangibles Other than Goodwill. The forecast

Mr. Jim B. Rosenberg
Securities and Exchange Commission
August 10, 2016

revenue used as the basis for the undiscounted cash flow analysis assumed, among various other factors, known and potential price reductions. For each product subject to impairment testing during the fourth quarter of 2015 and as of March 31, 2016, management concluded that no impairment resulted as the sum of undiscounted cash flows exceeded the product’s net book value.  While no impairment resulted, the Company did include in its forward-looking statements legend (see page iv and vi) and risk factors (see risk factors in Form 10-K for the year ended December 31, 2015 that are referenced in the Form 10-Q for the three months ended March 31, 2016) disclosure related to potential impairments.

Item 9A. Controls and Procedures
Management's Report on Internal Controls Over Financial Reporting, page 79

4.
You disclose that your tone at the top material weakness may have been a contributing factor in sales efforts that resulted in the granting of discounts and extended payment terms and inventories above target levels at certain distributors in Russia and Poland. Please demonstrate to us why these sales efforts did not result in a material misstatement of your financial statements as you disclose in the last bullet on page 79. In your response, explain to us why these activities did not result in a material misstatement when it appears from the disclosure in the first full paragraph on page 48 that you expect 2016 revenues will be reduced by approximately $50 million to bring the wholesaler inventory levels in Russia and Poland from the current four to five months down to the targeted level of less than three months.

We respectfully acknowledge the Staff’s comment.  The Company asked us to inform you that as described on page 79 of the Company’s Form 10-K for the year ended December 31, 2015, management concluded that the "tone at the top" material weakness may have been  a contributing factor in sales efforts that resulted (i) in inventories above target levels at certain distributors in Russia and Poland at various quarter ends and (ii) in incentivizing distributors through the granting of discounts and extension of certain payment terms to make purchases at certain quarter ends.  The Company has concluded that these sales efforts did not result in a revenue recognition misstatement, as further described below.   The Company uses certain guidelines to effectively manage its business and operational risks, which include target inventory levels in the distribution channels for certain key markets.  These target inventory levels are not set to be a guideline for revenue recognition but rather used as a way to monitor the level that the Company believes is appropriate to manage their business in such country.

In connection with the preparation of its financial statements for the year ended December 31, 2015, the Company conducted a review of the appropriateness of revenue recognition for sales transactions in Russia and Poland.  This was done in light of additional sales discounts and extended payment terms being offered to certain of its customers, which contributed to the higher level of in channel inventory in those countries.  Each of the revenue recognition criteria in ASC 605 Revenue Recognition  / SEC Staff Accounting Bulletin Topic 13 was analyzed and the Company’s assessment of each criterion is summarized below:

Mr. Jim B. Rosenberg
Securities and Exchange Commission
August 10, 2016

(1)	Persuasive evidence of an arrangement exists
The Company concluded that this criterion was met and noted that all revenue arrangements were evidenced at the time the sales were recorded by executed agreements, purchase orders, amendments/annexes and/or email confirmations, which are consistent with customary business practices in those countries.

(2)	Delivery has occurred or services have been rendered
 The Company concluded that this criterion was met as revenue was not recognized until the products had been delivered and title and risk of loss had passed pursuant to the terms of the arrangement,

(3)	The seller's price to the buyer is fixed or determinable
The Company evaluated its ability to assert this criterion in light of the sales discounts and/or rebates being offered to certain of its customers in Russia and Poland.  While the majority of the sales discounts and/or rebates were fixed at the time of the sales transactions, there were certain volume-based sales incentives being offered. For those volume-based sales incentives, management concluded that it has sufficient experience to estimate the amounts of sales discounts and/or rebates based on historical trends and the promotional/rebate programs in place.

In addition, because there was a higher than target level of inventory in the distribution channels in both countries, the Company did consider the risk of having to provide future concessions to the customers and thereby, impairing its ability to assert that this revenue recognition criterion was met.  After considering the contractual terms with the customers and the Company’s historical practices, it was concluded that the higher inventory level would not affect the Company’s assertion of this criterion.  The customers do not have a general right of return under the contracts and the Company has not established a practice of accepting returns and does not intend to do so in the future. Additionally, the Company does not have any explicit or implicit requirements to provide further concessions or assistance to assist with the customers’ downstream sales.  Accordingly, the Company concluded this criterion was met.

(4)	Collectability is reasonably assured
In evaluating this criterion, the Company considered past collection experience, particularly with customers for which  it had provided extended payment terms.  Based on its historical experience, with each customer, and evaluation of the customer’s current financial status / ability to pay, the Company concluded this criterion was met.

As part of its ongoing procedures, the Company monitors its receivables in Poland and Russia and notes that the receivables outstanding as of December 31, 2015 were substantially collected (97%) as of June 30, 2016.

Based on the foregoing, the Company concluded revenue was appropriately recognized for sales in Russia and Poland.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
August 10, 2016

The Company’s disclosure of the expected revenue reduction resulting from reducing the inventory in the channel in the future was to provide readers with forward looking information about the expected impact of the Company’s planned actions.  Given the Company’s plan to bring down the wholesaler inventory levels in Russia and Poland to the targeted level of less than three months, management believed that it would be useful to inform the readers of the potential impact as Poland and Russia represents a significant portion of the Company’s Emerging Markets segment.

Consolidated Statements of Shareholders' Equity, page F-8

5.
Please explain to us why you reflect a reduction to additional paid-in capital for employee withholding taxes related to share based awards. Also explain to us why the apparent payment of these taxes is a financing activity on your cash flow statements on page F-9. In your response, explain why these withholding taxes are apparently not collected from employees. Reference for us the authoritative literature you rely upon to support your accounting.

We respectfully acknowledge the Staff’s comment. The reduction to additional paid-in-capital for employee withholding taxes related to share based awards is a result of net share settlement for certain of the Company’s share based awards.  The Company’s equity incentive plan permits net share settlement whereby the Company withholds a number of vested shares upon settlement of restricted stock units or exercise of stock options to satisfy the minimum tax withholding obligation.  Said another way, the withholding taxes that are due from the employee are collected by the Company via the share withholding.  The number of vested shares withheld is determined based on the fair market value of a share of the Company’s common stock on the date of settlement or exercise.

The shares withheld for minimum tax withholding are, in effect, repurchases of vested shares at fair market value by the Company on the date of settlement or exercise and management accounts for the share repurchase in accordance with ASC 718-20, Awards Classified as Equity. Pursuant to ASC 718-20-35-7, the cash settlement of an award is the repurchase of an equity instrument.  Accordingly, the amount of cash or other assets transferred (or liabilities incurred) to repurchase an equity award shall be charged to equity, to the extent that the amount paid does not exceed the fair value of the equity instruments repurchased at the repurchase date.

With respect to the cash flow presentation, we note that Accounting Standards Update  ("ASU") 2016-09 Compensation –Stock Compensation (Topic 718) – Improvements to Employee Share-Based Payment Accounting addresses this topic by requiring an employer to classify the cash paid to a taxing authority on the employee’s behalf when directly withholding shares for tax-withholding purposes as a financing activity in the statement of cash flows.  This ASU is not yet effective and has not been adopted by the Company.  However, this guidance is consistent with Valeant's current accounting policy.  It should be noted that the ASU provides that current

Mr. Jim B. Rosenberg
Securities and Exchange Commission
August 10, 2016

GAAP does not include specific guidance about the cash flow classification for those transactions.

Management considers the remittance of employee withholding taxes to the tax authorities on the employees’ behalf is “in substance” consideration paid for repurchase of vested shares from the employees. Accordingly, management believed it would be appropriate to classify such cash outflows as a financing activity.

Notes to Consolidated Financial Statements
Note 4: Acquisitions, page F-14

6.
Throughout this note you disclose that the amounts of the fair values of the assets acquired and liabilities assumed as of the acquisition dates for your various acquisitions are provisional and subject to change. Please tell us your consideration of disclosing the specific assets and liabilities for each acquisition for which the initial accounting is incomplete as required by ASC 805-20-50-4Ab.

We respectfully acknowledge the Staff’s comment.  The Company did consider the requirement under ASC 805-20-50-4Ab when making disclosure of its business combinations.  In the 2015 Form 10-K, the Company provided separate disclosure for the three material business combinations that were consummated during 2015 and aggregated disclosure for the remaining 2015 business combinations.

Of the three more significant business combinations, two were consummated in the fourth quarter of 2015 (namely, Amoun Pharmaceutical Company S.A.E. and Sprout Pharmaceuticals, Inc.).  Due to the timing of those transactions, all amounts recorded were provisional.  These provisional amounts are subject to change when and if new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date.  The Company monitors these provisional amounts quarterly and makes the necessary changes, when and if applicable.

With respect to the acquisition of Salix (consummated on April 1, 2015), the Company finalized its purchase accounting in the fourth quarter of 2015 and therefore, the purchase price allocation as disclosed was final.  For the remaining 2015 business combinations, the Company believes its disclosure on page F-31 satisfies the requirement under ASC 805-20-50-4Ab.

In prior reporting periods where the measurement process for an acquisition was incomplete, the Company did address the requirement of ASC 805-20-50-4Ab.  Please refer to  the Company’s disclosure of the acquisition of Salix in Note 3 of the September 30, 2015 consolidated financial statements (page 8 of the Company's Form 10-Q for the nine months ended September 30, 2015) and the Company’s disclosure of the acquisitions of Amoun and Sprout in Note 4 of the March 31, 2016 consolidated financial statements (pages 11-13 of the Form 10-Q for the three months ended March 31, 2016) where the Company specifically identified the assets and liabilities that were provisional.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
August 10, 2016

Note 18: Income Taxes, page F-70

7.
Please provide us additional information that clarifies what the following reconciling items in your rate reconciliation table on page F-71 represent and explains why each has the following identified impact on your effective tax rate for the relevant period:

•	Adjustment to tax attributes with decreases from the effective tax rate of $87.1 million in 2015 and $32.3 million in 2014;
•	Canadian dollar foreign exchange gain for Canadian tax purposes with an increase from the effective tax rate of $173.6 million in 2015;
•	Change in valuation allowance related to foreign tax credits and net operating losses with an increase from the effective tax rate of $114.0 million in 2015; and
•	Tax benefit on intra-entity transfers with decreases from the effective tax rate of $374.9 million in 2015 and $147.3 million in 2014.

We respectfully acknowledge the Staff’s comment.  The Company’s response with respect to each of the line items on the rate reconciliation for the periods presented are as follows:

•
“Adjustments to tax attributes” is primarily the incremental change to tax attributes such as foreign tax credits, and research and development credits for current year activity as well as any reduction due to limitations placed upon the use of such attributes such as change of control limitations or time limitations.  The changes in the tax attributes have a permanent effect on the tax position of the Company.

•
“Canadian dollar foreign exchange gain for Canadian tax purposes” represents the Canadian tax effects on the U.S. Dollar denominated debt held by the Company.  As you are aware, the Company is a Canadian company but has the U.S. Dollar as its functional currency.  For Canadian tax purposes, its functional currency is the Canadian dollar.  As a consequence of having different functional currencies for financial reporting and tax basis accounting, the foreign currency exchange impact on the settlement of its obligations results in a permanent tax expense/benefit.

•
“Change in valuation allowance related to foreign tax credits and net operating losses” is the expense impact associated with changes in the valuation allowance on deferred tax assets not within Canada.  These are primarily comprised of those valuation allowances found on foreign tax credits in the U.S. and net operating losses in various international locations.

•
“Tax benefit on intra-entity transfers” is comprised of net tax benefits to the Company's tax provision related to the transfer of property – including intellectual property of affiliates.  This includes the impacts under ASC740-10-25-3(e) which requires the deferral of the tax impacts of intra-entity transfers on a consolidated financial statement.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
August 10, 2016

8.
Also regarding your rate reconciliation on page F-71, please tell us why it is appropriate to reflect the change in valuation allowance on Canadian deferred tax assets in the same reconciling item as the impact of tax rate changes. In your response separately quantify the impact of each of these items for each of the last three years.

We respectfully acknowledge the Staff’s comment.  In order to comply with the disclosure requirements under ASC 740-10-50-12 and Regulation S-X, Rule 4-08(h), the Company has separately disclosed the significant items that reconcile the reported amount of income tax expense for the year to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pre-tax income (loss). As the change in valuation allowance is one of the more significant reconciling items, the Company has deemed itemizing the significant components of the change in valuation allowance would provide more meaningful information to the readers of the financial statements (e.g., the Company separately presents changes in valuation allowances related to non-Canadian deferred tax assets (see response to Comment 7 above) and changes in valuation allowances related to Canadian deferred tax assets).  Given the change in valuation allowance related to tax rate changes (which resulted from changes in the level of the Company’s operations in different tax jurisdictions) is typically the smallest component of the total change in valuation allowance, the Company has historically presented this component with the change in valuation allowance on its Canadian deferred tax assets in its tax rate reconciliation disclosure.

As requested by the Staff, the table below provides a breakdown of the change in valuation allowance on Canadian deferred tax assets and tax rate changes:

	2015	2014	2013
Canadian VA	229.4	234.8	128.9
Rate Change VA	-	20.4	15.0
Total	229.4	255.2	143.9

Form 10-Q for the quarterly period ended March 31, 2016
Management's Discussion and Analysis of Financial Condition and Results of Operations
Selected Financial Information
Financial Performance; Change in Revenues, page 47

9.
Please tell us your consideration for disclosing the existence of negative average selling prices associated with your Walgreens fulfillment agreement and the sales force disruptions for Xifaxan as identified in your June 7, 2016 earnings conference call and their impact on your expected revenue for 2016. As your expected revenue for 2016 appears to be less than 2015 revenues, it appears that these items, as well as others, may be factors contributing to a known trend or uncertainty.

 We respectfully acknowledge the Staff’s comment.  In the “Results of Operations” section within the MD&A, the Company explained that one of the reasons for the decline in product sales revenue from its existing business of the Developed Markets segment is the lower average realized prices, particularly for its dermatology and ophthalmology products, related to

Mr. Jim B. Rosenberg
Securities and Exchange Commission
August 10, 2016

the new fulfillment agreements with Walgreens and the related patient assistance program.  The Company's relationship with Walgreens was still in its initial stages at the end of the first quarter of 2016, but the Company had begun to see that the average selling prices under the Walgreens arrangement were below what the Company had expected.  The Company, having identified the elements in the Walgreens arrangement that might have contributed to the lower than expected average selling prices and having considered a plan of action to rectify the situation, believed that the lower than expected average sales price could be (and would be) improved, and concluded that there were no trends necessary to disclose.  In connection with this plan of action, the Company has extended the patient assistance program to independent pharmacies, has amended its patient assistance program to revise the copay amounts and has engaged a third party vendor to assist with securing prior authorizations, and as a result, the Company is expecting to see improvements in the average selling prices for these products in the future.  While the impact from the sales force disruptions for Xifaxan and the expected impact on management’s expected revenue for 2016 was not disclosed specifically in the MD&A, the Company did disclose that it was facing challenges in its gastrointestinal business in its disclosure of its goodwill impairment assessment in Note 8 of the unaudited consolidated financial statements.   The Company had a plan to rectify the situation and believed that the challenges were temporary, and accordingly concluded there was no trend to disclose.  In fact, in the second quarter, the Company had executed on its plan and did reduce sales force turnover.

In response to the Staff’s Comment, the Company intends to continue to consider known trends and uncertainties and provide appropriate MD&A disclosure in future filings.

Form 8-K filed June 7, 2016
Exhibit 99.1 Press release dated June 7, 2016
Non-GAAP Information, fourth page

10.
Please reconcile for us the last sentence in the first paragraph of this section and your December 18, 2015 response to comment 4 of our December 4, 2015 letter indicating why you do not present guidance on a GAAP basis with the statement made by your Chief Executive Officer in the closing remarks to your June 7, 2016 earnings conference call indicating that you maintain GAAP projections.

We respectfully acknowledge the Staff's comment.  On the Company's June 7, 2016 earnings conference call, Valeant's Chief Executive Officer did not intend to indicate that the Company currently has or utilizes projections of GAAP net income.  Rather, the Company does have projections of GAAP total revenue (which it periodically makes publicly available).  In addition, the Company is able to forecast with reasonable certainty particular adjustments (such as amortization) that would be used to calculate GAAP net income, but was not able to project all adjustments necessary to project GAAP net income.  As a result, in the earnings release furnished on Form 8-K on June 7, 2016, the Company disclosed that they do not provide GAAP guidance due to the inherent difficulty in forecasting and quantifying certain amounts that would be necessary to determine the GAAP guidance.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
August 10, 2016

In periods where there are not expected to be significant acquisitions or divestitures, the Company believes it might have a basis for forecasting the GAAP equivalent for certain costs, such as amortization, that would otherwise be treated as non-GAAP to calculate projected net income (loss).  However, because other deductions (e.g., restructuring, gain or loss on extinguishment of debt and litigation settlements) used to calculate projected GAAP net income (loss) could vary dramatically based on actual events, the Company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. However, the Company informed us that it will continue to evaluate its ability to provide projected GAAP net income (loss) and, should it make a determination that it can adequately forecast projected net income (loss) on a GAAP basis, it would intend to provide such guidance.

Form 8-K filed April 29, 2016
Exhibit 99.1 Press release dated April 29, 2016
Reconciliation of GAAP EPS to Adjusted EPS Non-GAAP, Table 2b

11.
It appears from the non-GAAP adjustments presented in this table that your non-GAAP effective tax rates were 20.0% in 2013, 9.4% in 2014 and 22.9% in 2015. Please explain to us why the rate in 2014 is so much lower than the rates in 2013 and 2015. In your response, clarify for us how you assess tax attributes, including your assessment of valuation allowances on deferred tax assets, for non-GAAP tax provision purposes under the hypothetical profit scenarios inherent in your non-GAAP presentation.

The non-GAAP tax rate in 2014 was lower, as compared to 2013 and 2015, as a result of the exclusion of a gain, and the associated tax effect, on a sale of certain assets (including the sale of certain intellectual property rights to Galderma S.A.) in the Company's non-GAAP results and the impact from the Company’s internal reorganization / restructuring efforts in 2014, as further described below.

This 2014 sale transaction was included in the Company's U.S. GAAP results as reported in the Company's Form 10-K for the year ended December 31, 2014, but was removed from the Company's non-GAAP results for such period.  The tax associated with this gain was also removed from the Company's non-GAAP results for such period.  As the tax associated with such gain was significant due to the high U.S. tax rate, the removal of such tax resulted in a lower effective tax rate that was not offset by tax increases on the remaining non-GAAP adjustments, as those adjustments were at significantly lower tax rates.  In addition, the GAAP and non-GAAP tax rates for 2014 were benefited by the Company’s internal reorganization / restructuring efforts.

As previously communicated, the Company eliminated the inclusion of the tax effects of the use of tax attributes and other timing items in the calculation of its non-GAAP tax rates.  The Company's valuation allowance relates primarily to tax attributes or jurisdictions that are not impacted by non-GAAP adjustments in a material way, and therefore does not impact the Company's non-GAAP tax rates.

The Company has informed us that it acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Mr. Jim B. Rosenberg
Securities and Exchange Commission
August 10, 2016

•	The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

If you have any questions with respect to the foregoing, please contact me at (212) 735-3207 or Steve Arcano at (212) 735-3542.

Very truly yours,

/s/ Marie Gibson
Marie Gibson

cc:	Christina Ackermann
Executive Vice President and General Counsel of Valeant Pharmaceuticals International, Inc.

Sam Eldessouky
SVP, Controller and Chief Accounting Officer of Valeant Pharmaceuticals International, Inc.

Robert Rosiello
Executive Vice President and Chief Financial Officer of Valeant Pharmaceuticals International, Inc.